Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2014 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, October 9, 2013: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its first quarter ended August 31, 2013. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.
Net sales for the first quarter of fiscal 2014 were $34.3 million, a 3.9% decrease compared to net sales of $35.7 million in the prior year. The sales decline primarily reflects a decline in demand for picture archive and communication systems (PAC) monitors as well as the conclusion of a significant North American based industrial Original Equipment Manufacturers ("OEM") monitor program. Gross margin declined to $10.2 million, or 29.8% of net sales during the first quarter of fiscal 2014, compared to $10.6 million, or 29.9% of net sales during fiscal 2013. Operating expenses remained flat for the first quarters of fiscal 2013 and 2014. Operating income for the first quarter of fiscal 2014 was $0.1 million, compared to operating income for the first quarter of fiscal 2013 of $0.5 million.
Income from continuing operations for the first quarter of fiscal 2014 was $2.0 million, or $0.14 per diluted common share, compared to income from continuing operations of $0.7 million, or $0.05 per diluted common share during the first quarter of last year.
“We were pleased to see our EDG business stabilize during the first quarter, and are strategically investing in niche areas of EDG where we have identified potential growth opportunities. EDG continues to strengthen its service capabilities which will drive incremental end user sales of both laser and industrial tubes. At the same time, sales in the healthcare market of Canvys continue to be challenged by uncertainty regarding healthcare reform. However, we remain optimistic that new display opportunities will arise for Canvys once healthcare reform is finalized and with our continued focus on custom solutions for OEMs,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

“We believe our second quarter sales should be in the range of $35 to $37 million. We remain focused on building our business to achieve sustainable growth over the long term,” said Mr. Richardson.

FINANCIAL SUMMARY ─ THREE MONTHS ENDED AUGUST 31, 2013

•	Net sales for the first quarter of fiscal 2014 were $34.3 million, down 3.9%, compared to net sales of $35.7 million during the first quarter of fiscal 2013.

•	Gross margin was relatively flat at 29.8% during the first quarter of fiscal 2014, compared to 29.9% during the first quarter of fiscal 2013.

•	Selling, general, and administrative expenses remained flat at $10.1 million for the first quarter of fiscal 2014 and fiscal 2013, or 29.4% and 28.5% of net sales, respectively.

•
Operating income during the first quarter of fiscal 2014 was $0.1 million, or 0.4% of net sales, compared to an operating income of $0.5 million, or 1.4% of net sales during the first quarter of fiscal 2013.

•
Income from continuing operations during the first quarter of fiscal 2014 was $2.0 million, or $0.14 per diluted common share, versus $0.7 million, or $0.05 per diluted common share, during the first quarter of fiscal 2013.

•	Loss from discontinued operations, net of tax, was less than $0.1 million, during the first quarters of fiscal 2014 and fiscal 2013.

•
Net income during the first quarter of fiscal 2014 was $2.0 million, compared to net income of $0.6 million during the first quarter of fiscal 2013, or $0.14 and $0.04 per diluted common share, respectively.

CASH DIVIDEND AND SHARE REPURCHASES
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on November 26, 2013, to common stockholders of record on November 8, 2013.
“Cash and investments at the end of our first quarter were $136.6 million. We used $6.7 million to repurchase 0.6 million shares during the first quarter. As of today, the Company currently has 11.9 million outstanding shares of common stock and 2.2 million outstanding shares of Class B common stock. With our strong balance sheet, we are committed to returning value to our shareholders,” said Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, October 10, 2013, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's first quarter results for fiscal 2014. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 48241797 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on October 10, 2013, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 85074836.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 26, 2013. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.
Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.
Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	August 31, 2013	June 1, 2013
Assets
Current assets:
Cash and cash equivalents	$92,530	$102,002
Accounts receivable, less allowance of $1,078 and $1,092	19,499	18,268
Inventories	35,277	33,975
Prepaid expenses and other assets	1,011	1,155
Deferred income taxes	1,912	1,856
Income tax receivable	3,678	6,429
Investments—current	39,822	38,971
Discontinued operations—assets	338	303
Total current assets	194,067	202,959
Non-current assets:
Property, plant and equipment, net	5,600	5,073
Goodwill	1,567	1,519
Other intangibles	891	908
Non-current deferred income taxes	1,449	1,398
Investments—non-current	4,226	5,461
Total non-current assets	13,733	14,359
Total assets	$207,800	$217,318
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$11,755	$14,255
Accrued liabilities	7,412	9,566
Discontinued operations—liabilities	541	245
Total current liabilities	19,708	24,066
Non-current liabilities:
Long-term income tax liabilities	6,484	6,726
Other non-current liabilities	1,337	1,287
Total non-current liabilities	7,821	8,013
Total liabilities	27,529	32,079
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 12,006 shares at August 31, 2013, and 12,263 shares at June 1, 2013	600	613
Class B common stock, convertible, $0.05 par value; issued 2,191 shares at August 31, 2013 and 2,491 shares at June 1, 2013	110	125
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	67,607	73,979
Common stock in treasury, at cost, 19 shares at August 31, 2013, and 9 shares at June 1, 2013	(210)	(105)
Retained earnings	102,927	101,816
Accumulated other comprehensive income	9,237	8,811
Total stockholders’ equity	180,271	185,239
Total liabilities and stockholders’ equity	$207,800	$217,318

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Income
(in thousands, except per share amounts)

	Three Months Ended
	August 31, 2013	September 1, 2012
Statements of Comprehensive Income
Net Sales	$34,257	$35,650
Cost of Sales	24,065	25,004
Gross profit	10,192	10,646
Selling, general, and administrative expenses	10,069	10,149
Gain (loss) on disposal of assets	—	(4)
Operating income	123	501
Other (income) expense:
Investment/interest income	(265)	(383)
Foreign exchange (gain) loss	106	(37)
Proceeds from legal settlement	(2,115)	—
Other, net	(30)	(23)
Total other income	(2,304)	(443)
Income from continuing operations before income taxes	2,427	944
Income tax provision	448	210
Income from continuing operations	1,979	734
Loss from discontinued operations, net of tax	(11)	(87)
Net income	1,968	647
Foreign currency translation gain, net of tax	425	400
Fair value adjustments on investments	1	1
Comprehensive income	$2,394	$1,048
Net income per Common share - Basic:
Income from continuing operations	0.14	0.05
Income (loss) from discontinued operations	—	(0.01)
Total net income per Common share - Basic:	0.14	0.04
Net income per Class B common share - Basic:
Income from continuing operations	$0.13	$0.04
Income from discontinued operations	—	—
Total net income per Class B common share - Basic:	$0.13	$0.04
Net income per Common share - Diluted:
Income from continuing operations	$0.14	$0.05
Income (loss) from discontinued operations	—	(0.01)
Total net income per Common share - Diluted:	$0.14	$0.04
Net income per Class B common share - Diluted:
Income from continuing operations	$0.13	$0.04
Income from discontinued operations	—	—
Total net income per Class B common share - Diluted:	$0.13	$0.04
Weighted average number of shares:
Common shares - Basic	12,127	12,772
Class B common shares - Basic	2,428	2,913
Common shares - Diluted	14,688	15,787
Class B common shares - Diluted	2,428	2,913
Dividends per common share	$0.060	$0.060
Dividends per Class B common share	$0.054	$0.054

Richardson Electronics, Ltd.
Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended
	August 31, 2013	September 1, 2012
Operating activities:
Net income	$1,968	$647
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	248	299
Gain on sale of investments	(7)	(20)
Gain on disposal of assets	—	(4)
Share-based compensation expense	114	124
Deferred income taxes	(59)	(1)
Inventory provisions	70	74
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	(1,218)	(646)
Income tax receivable	2,751	155
Inventories	(520)	(624)
Prepaid expenses and other assets	156	(622)
Accounts payable	(2,547)	(1,430)
Accrued liabilities	(1,890)	(1,006)
Long-term income tax liabilities	(242)	(321)
Other	(9)	42
Net cash used in operating activities	(1,185)	(3,333)
Investing activities:
Cash consideration paid for acquired businesses	(973)	—
Capital expenditures	(441)	(79)
Proceeds from sale of assets	—	4
Proceeds from maturity of investments	40,488	57,747
Purchases of investments	(40,094)	(51,725)
Proceeds from sales of available-for-sale securities	56	54
Purchases of available-for-sale securities	(56)	(54)
Other	69	1
Net cash provided by (used in) investing activities	(951)	5,948
Financing activities:
Repurchase of common stock	(6,700)	(5,552)
Proceeds from issuance of common stock	71	11
Cash dividends paid	(857)	—
Other	1	—
Net cash used in financing activities	(7,485)	(5,541)
Effect of exchange rate changes on cash and cash equivalents	149	271
Decrease in cash and cash equivalents	(9,472)	(2,655)
Cash and cash equivalents at beginning of period	102,002	43,893
Cash and cash equivalents at end of period	$92,530	$41,238

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the First Quarter of Fiscal 2014 and Fiscal 2013
(in thousands)

By Strategic Business Unit:

Net Sales	Q1		Q1
	FY 2014		FY 2013	% Change
EDG	$25,479		$25,627	(0.6)%
Canvys	8,778		10,023	(12.4)%
Total	$34,257		$35,650	(3.9)%

Gross Profit	Q1		Q1
	FY 2014	% of Net Sales	FY 2013	% of Net Sales
EDG	$7,859	30.8%	$8,000	31.2%
Canvys	2,333	26.6%	2,646	26.4%
Total	$10,192	29.8%	$10,646	29.9%